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SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11

Guess?, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
401617 10 5
(CUSIP Number)
July 9, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    401617 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Armand Marciano

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
1,049,492

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
1,049,492

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,049,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
2.4%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.

  (a)
  Name of Issuer
   Guess?, Inc.

  (b)
  Address of Issuer's Principal Executive Offices
   1444 Alameda Street
  Los Angeles, California 90021

Item 2.

  (a)
  Name of Person Filing
   Armand Marciano

  (b)
  Address of Principal Business Office or, if none, Residence
   9465 Wilshire Boulevard, Suite 400
  Beverly Hills, California 90212

  (c)
  Citizenship
   United States of America

  (d)
  Title of Class of Securities
   Common Stock, par value $0.01 per share

  (e)
  CUSIP Number
   401617 10 5

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount beneficially owned: 1,049,492

  (b)
  Percent of class: 2.4%

  (c)
  Number of shares as to which the person has:

  (i)
  Sole power to vote or to direct the vote
   1,049,492

  (ii)
  Shared power to vote or to direct the vote
   0

  (iii)
  Sole power to dispose or to direct the disposition of
   1,049,492

  (iv)
  Shared power to dispose or to direct the disposition of
   0

Mr. Marciano is the trustee of six trusts which collectively own 1,049,492 shares of common stock, as follows:

  1,044,492 shares held as sole trustee of the Armand Marciano Trust, dated February 20, 1986;
  1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Anastasia;
  1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Francisca;
  1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Harrison;
  1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Dominique;
  1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Julien.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2003 Date
/s/ ARMAND MARCIANO Signature
Armand Marciano Name/Title

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  Item 1.
  Item 2.
  Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
  Item 4. Ownership.
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person.
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification